# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DIVERSIFIED ENERGY CO, CIK 0001922446
CUSIP: 25520W107
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1600 CORPORATE DRIVE, BIRMINGHAM, Alabama (AL), 35242
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535385

## Reporting persons
- Artemis Investment Management LLP: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,067,843 (5.6% of the class)
- Artemis Fund Managers Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 4,065,270 (5.6% of the class)
- Artemis Global Income Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,778,560 (3.8% of the class)
- Artemis Monthly Distribution Fund: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,286,710 (1.8% of the class)
- Artemis Funds Lux Global Value: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,573 (0% of the class)

## Item 1. Issuer
Name of issuer: DIVERSIFIED ENERGY CO
Address of issuer's principal executive offices: 1600 CORPORATE DRIVE, BIRMINGHAM, ALABAMA, 35242

## Item 2. Person Filing
Name of person filing: Artemis Investment Management LLP, Artemis Fund Managers Limited, Artemis Global Income Fund, Artemis Monthly Distribution Fund, Artemis Funds Lux Global Value
Address of principal business office or, if none, residence: Artemis Investment Management LLP Cassini House, 57 59 St. Jamess Street, London, SW1A 1LD, United Kingdom, Artemis Fund Managers Limited Cassini House, 57 59 St. Jamess Street, London, SW1A 1LD, United Kingdom, Artemis Global Income Fund Cassini House, 57 59 St. Jamess Street, London, SW1A 1LD, United Kingdom, Artemis Monthly Distribution Fund Cassini House, 57 59 St. Jamess Street, London, SW1A 1LD, United Kingdom, Artemis Funds Lux Global Value Cassini House, 57 59 St. Jamess Street, London, SW1A 1LD, United Kingdom
Citizenship: Artemis Investment Management LLP United Kingdom, Artemis Fund Managers Limited United Kingdom, Artemis Global Income Fund United Kingdom, Artemis Monthly Distribution Fund United Kingdom, Artemis Funds Lux Global Value United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: J

## Item 4. Ownership
Amount beneficially owned: 4,067,843
Percent of class: 5.6
Sole power to vote or to direct the vote: 4,065,270
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,065,270
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Artemis Investment Management LLP: Operations Data Team, Operations Data Team (05/01/2026)
- Artemis Fund Managers Limited: Operations Data Team, Operations Data Team (05/01/2026)
- Artemis Global Income Fund: Operations Data Team, Operations Data Team (05/01/2026)
- Artemis Monthly Distribution Fund: Operations Data Team, Operations Data Team (05/01/2026)
- Artemis Funds Lux Global Value: Operations Data Team, Operations Data Team (05/01/2026)